# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**WASHINGTON, D.C., 20549**

# FORM CB/A

**TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM**
**(AMENDMENT NO. 6)**



Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

| | |
|---|---|
| Securities Act Rule 801 (Rights Offering) | ☐ |
| Securities Act Rule 802 (Exchange Offer) | ☒ |
| Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) | ☐ |
| Exchange Act Rule 14d-1(c) (Third Party Tender Offer) | ☒ |
| Exchange Act Rule 14e-2(d) (Subject Company Response) | ☐ |

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

**United Grain Growers Limited**
(Name of Subject Company)

**Not Applicable**
(Translation of Subject Company's Name into English (if applicable))

**Canada**
(Jurisdiction of Subject Company's Incorporation or Organization)

**Saskatchewan Wheat Pool Inc.**
(Name of Person(s) Furnishing Form)

**Limited Voting Common Shares**
**Series A Convertible Preferred Shares**
(Title of Class of Subject Securities)



**Not Applicable**
(CUSIP Number of Class of Securities (if applicable))

**Thomas W. Kirk**
**Corporate Secretary**
**Agricore United**
**CanWest Global Place**
**201 Portage Avenue**
**Winnipeg, Manitoba R3C 3A7**
**Phone: (204) 944-5411**
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

**November 24, 2006**
(Date Tender Offer/Rights Offering Commenced)

## PART I — INFORMATION SENT TO SECURITY HOLDERS

**Item 1. Home Jurisdiction Documents**

Not Applicable.

**Item 2. Informational Legends**

A legend complying with Rule 802(b) of the Securities Act of 1933, as amended, is included in the document filed as Exhibit 1 to this Form.

## PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

**(1) Reports or Information Made Publicly Available in Connection with the Transaction but Not Disseminated to Security Holders**

The following document is attached as an exhibit to this Form:

| Exhibit No. | Description |
|---|---|
| 1 | Notice of Extension and Variation, dated March 7, 2007. |

**(2) Documents Incorporated by Reference into the Home Jurisdiction Documents**

Not Applicable.

**(3) Power of Attorney**

Not Applicable.

## PART III — CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed with the Securities and Exchange Commission (the "SEC"). Saskatchewan Wheat Pool Inc. will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

## PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

**SASKATCHEWAN WHEAT POOL INC.**

Date: March 7, 2007

By: /s/ RAY DEAN
Name: Ray Dean
Title: General Counsel and Corporate Secretary

7414535.1
30481-2002

*This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, accountant, lawyer or other professional advisor. Enquiries concerning the information in this document should be directed to Kingsdale at 1-866-301-3454 (toll free).*

*No securities regulatory authority in Canada or the United States has expressed an opinion about, or passed upon the fairness or merits of, the Offers or the accuracy or adequacy of the information contained in this document and it is an offence to claim otherwise.*

***Information has been incorporated by reference in this Notice of Extension and Variation from documents filed with securities commissions or similar authorities in Canada.*** *Copies of the documents of SWP incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of SWP at Saskatchewan Wheat Pool Inc., 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9 or by telephone at (306) 569-4525 and are also available electronically at www.sedar.com. For the purpose of the Province of Quebec, this Notice of Extension and Variation contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Corporate Secretary of SWP at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.*

# SASKATCHEWAN WHEAT POOL INC.

POOL

Saskatchewan Wheat Pool Inc.

## NOTICE OF EXTENSION AND VARIATION

**in respect of its**

**OFFERS TO PURCHASE**

**all of the outstanding limited voting common shares**

**and**

**all of the outstanding Series A convertible preferred shares**

**of**

# UNITED GRAIN GROWERS LIMITED,

**carrying on business as**

# AGRICORE UNITED

**on the revised basis of,**

**at the election of each Common Shareholder:**

**(a) Cdn. $11.33 in cash per limited voting common share (the "Cash Alternative"); or**

**(b) 1.3601 common shares of Saskatchewan Wheat Pool Inc. per limited voting common share (the "Share Alternative"); or**

**(c) any combination thereof;**

**subject, in each case, to pro ration as set forth in the Common Share Offer, as amended and varied**

**and**

**Cdn. $24.00 in cash per Series A convertible preferred share, plus any accrued and unpaid dividends to the date the Series A convertible preferred shares are taken up under the Preferred Share Offer**

**THE COMMON SHARE OFFER AND THE PREFERRED SHARE OFFER HAVE BEEN EXTENDED AND ARE NOW OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON APRIL 11, 2007, UNLESS FURTHER EXTENDED OR WITHDRAWN. THE COMMON SHARE OFFER AND THE PREFERRED SHARE OFFER HAVE ALSO BEEN VARIED IN THE MANNER SET FORTH HEREIN.**

On March 7, 2007, Saskatchewan Wheat Pool Inc. ("**SWP**" or the "**Offeror**") by notice delivered to Computershare Investor Services Inc. (the "**Depositary**"), extended and varied its offers dated November 24, 2006 (the "**Offers**"), as previously extended and varied by the notice of extension and variation dated January 31, 2007 (the "**First Variation**"), to purchase all of the outstanding limited voting common shares (the " **AU Common Shares**") and Series A convertible preferred shares (the "AU Series A Preferred Shares" and, together with the AU Common Shares, the "**AU Shares**") of United Grain Growers Limited, carrying on business as Agricore United ("**Agricore**") to, among other things, extend the Offers until 5:00 p.m. (Toronto time) on April 11, 2007, unless further extended or withdrawn.

**The Offers, as extended and varied, will be open for acceptance until 5:00 p.m. (Toronto time) on April 11, 2007, unless further extended or withdrawn.**

Shareholders who have not already done so, but who now wish to accept an Offer should properly complete and execute the replacement Letter of Transmittal (printed on blue paper for AU Common Shares and green paper for AU Series A Preferred Shares) that accompanied the First Variation or a manually signed facsimile thereof and deposit it, together with the certificates representing their AU Shares in accordance with the rules and instructions in such replacement Letter of Transmittal. Alternatively, Shareholders may follow the procedure for guaranteed delivery described in Section 3 of the Original Offers (as defined herein), ''Manner of Acceptance — Procedure for Guaranteed Delivery'' using the replacement Notice of Guaranteed Delivery (printed on grey paper for AU Common Shares and pink paper for AU Series A Preferred Shares) that accompanied the First Variation. The replacement Letters of Transmittal and the Replacement Notices of Guaranteed Delivery, as the case may be, shall be deemed to be amended to reflect the terms and conditions of the Offers as amended and supplemented by the First Variation and this Notice of Extension and Variation. If your AU Shares are held in an account with an investment dealer, stockbroker, bank, trust company or other nominee you should contact your representative if you wish to accept an Offer.

The Offers and Circular dated November 24, 2006 were accompanied by original Letters of Transmittal (printed on blue paper for AU Common Shares and green paper for AU Series A Preferred Shares) and original Notices of Guaranteed Delivery (printed on grey paper for AU Common Shares and pink paper for AU Series A Preferred Shares) to accept the Offers. Shareholders may continue to use the original Letters of Transmittal or the original Notices of Guaranteed Delivery to accept the Offers, in which case such Letters of Transmittal or such Notices of Guaranteed Delivery, as the case may be, shall be deemed to be amended to reflect the terms and conditions of the replacement Letters of Transmittal and replacement Notices of Guaranteed Delivery (that accompanied the First Variation) and of the Offers as amended and supplemented by the First Variation and this Notice of Extension and Variation.

**Questions and requests for assistance may be directed to Kingsdale Shareholder Services Inc. (the ''Information Agent'') at 1-866-301-3454.**

**Common Shareholders who have validly deposited (and not withdrawn) their AU Common Shares using the replacement Letter of Transmittal (printed on blue paper) and, if applicable, the replacement Notice of Guaranteed Delivery (printed on grey paper) that accompanied the First Variation need take no further action to accept the Common Share Offer.**

**Preferred Shareholders who have validly deposited (and not withdrawn) their AU Series A Preferred Shares need take no further action to accept the Preferred Share Offer.**

**Any Common Shareholder who (i) deposits AU Common Shares using the original Letter of Transmittal and, if applicable, the original Notice of Guaranteed Delivery that accompanied the Circular, (ii) does not complete the appropriate replacement Letter of Transmittal and, if applicable, the replacement Notice of Guaranteed Delivery, electing a Consideration Alternative, or (iii) does not properly elect a Consideration Alternative in the replacement Letter of Transmittal and, if applicable, the replacement Notice of Guaranteed Delivery, with respect to any AU Common Shares deposited by such Common Shareholder pursuant to the Common Share Offer will be deemed to have elected the Share Alternative. Such Common Shareholders will also be deemed to have requested to receive a tax election package. See Section 18 of the Circular, as amended and varied, ''Canadian Federal Income Tax Considerations''.**

**Common Shareholders who (i) have validly deposited and not withdrawn their AU Common Shares using the original Letter of Transmittal (printed on blue paper) and, if applicable, the original Notice of Guaranteed Delivery (printed on grey paper) that accompanied the Circular and (ii) wish to elect the Share Alternative, need take no further action to accept the Common Share Offer. Such Common Shareholders will be deemed to have requested to receive a tax election package (which can be used by them in the event that they receive a combination of cash and SWP Shares as a result of pro ration, and they wish to and are eligible to enter into a joint election with SWP to obtain a full or partial tax deferral as discussed in Section 18 of the Circular, as amended and varied, ''Canadian Federal Income Tax Considerations''). Common Shareholders who (i) have validly deposited and not withdrawn their AU Common Shares using the original Letter of Transmittal (printed on blue paper) and, if applicable, the original Notice of Guaranteed Delivery (printed on grey paper) and (ii) wish to elect a Consideration Alternative other than the Share Alternative must withdraw their AU Common Shares by following the procedures set forth in Section 8 of the Original Offers, ''Withdrawal of Deposited Securities'' and redeposit their AU Common Shares following the procedures set out herein and in Section 3 of the Original Offers, ''Manner of Acceptance''.**

**U.S. Common Shareholders that wish to use the original Letter of Transmittal should indicate in Block E whether they are a ''non-qualified party'' (as defined herein). Any U.S. Common Shareholder who deposits AU Common Shares using an original Letter of Transmittal or a replacement Letter of Transmittal that does not indicate whether such U.S. Common Shareholder is a ''non-qualified party'' will be deemed to have certified that such U.S. Common Shareholder is not a ''non-qualified party''. See ''Notice to Shareholders in the United States''.**

Questions and requests for assistance may be directed to Genuity Capital Markets (the ''**Dealer Manager**''), the Depositary or the Information Agent at their respective addresses and telephone numbers set forth at the end of this document. Additional copies of this Notice of Extension and Variation, the First Variation, the Circular, the replacement Letters of

Transmittal and the replacement Notices of Guaranteed Delivery may be obtained, without charge, upon request from the Depositary at its offices shown at the end of this document.

This Notice of Extension and Variation does not constitute an offer or a solicitation to any person in any jurisdiction in which any such offer or solicitation is unlawful. The Offers are not being made to, nor will deposits be accepted from, or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, SWP or its agents may, in its or their sole discretion, take such action as it or they may deem necessary to extend the Offers to Shareholders in any such jurisdiction.

*The Dealer Manager for the Offers is:*

**Genuity Capital Markets**

March 7, 2007

*The Information Agent for the Offers is:*

**KINGSDALE**
**SHAREHOLDER SERVICES INC.**

The Exchange Tower
Suite 2950, Box 361
130 King Street West
Toronto, Ontario M5X 1E2

Toll Free: 1-866-301-3454 (North America)
Email: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Banks and Brokers Call Collect: 416-867-2272

## FORWARD LOOKING STATEMENTS

Certain statements in the Offers and accompanying Circular, the First Variation and this Notice of Extension and Variation, including some of the information incorporated by reference, are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "may", "should", "will", "could", "except", "intend", "estimate", "plan", "anticipate", "expect", "believe", or "continue" or the negative thereof or similar variations. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Important factors that could cause actual results to differ materially from SWP's expectations include, among other things, general business and economic conditions and competition within the North American agricultural industry generally. Additional factors that could cause actual results to differ materially from expectations include, but are not limited to, those factors discussed under the heading "**Risk Factors**" in Annex A of the Circular, as amended and varied, including: any labour disruptions; dependence on key personnel; funding requirements; foreign exchange risk and counterparty risks in connection with foreign exchange and commodity hedging programs; credit risk in respect of customers of SWP; continued availability of credit facilities; environmental risks and unanticipated expenditures relating to environmental or other matters; weather conditions; crop production and crop quality in western Canada; producers' decisions regarding total seeded acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; Canadian grain export levels; competitive developments in connection with SWP's grain handling, agri-products, agri-food processing, and other operations; changes in the grain handling and agri-products competitive environments, including pricing pressures; international trade matters and global political and economic conditions, including grain subsidy actions and tariffs of the United States and the European Union; world agricultural commodity prices and markets; and changes in government policy and transportation deregulation; employee relations and collective bargaining agreements; and the SWP/GSU Pension Plan.

The following factors which, among others, relate to the business combination of SWP and Agricore, may cause actual results to differ materially from the forward-looking statements and include, but are not limited to: the market and listing for AU Shares; SWP's inability to independently verify the accuracy of Agricore's publicly disclosed information; change of control provisions in Agricore's agreements; regulatory approvals required in connection with the Offers; issues relating to the integration of SWP and Agricore; financial leverage; disease and other livestock industry risks; and acceptance of genetically modified foods.

All forward-looking statements should, therefore, be construed in light of such factors. SWP cautions that the list of factors is not exhaustive.

Although SWP believes the assumptions inherent in forward-looking statements contained in the Circular, the First Variation, this Notice of Extension and Variation and the documents incorporated by reference are reasonable, undue reliance should not be placed on these statements, which only apply as of the date hereof. In addition to other assumptions identified herein, assumptions have been made regarding, among other things: western Canadian crop production and quality in 2006 and subsequent crop years; the volume and quality of grain held on farm by producer customers; movement and sales of board grains by the Canadian Wheat Board; demand for and supply of non-Canadian Wheat Board grains; the ability to maintain existing customer contracts and relationships; agricultural commodity prices; general financial conditions for western Canadian agricultural producers; demand for seed grain, fertilizer, chemicals and other agri-products by SWP's customers; market share of grain deliveries and agri-product sales that will be achieved by SWP; the extent of customer defaults in connection with credit provided by SWP or Farm Credit Canada in connection with agri-product purchases; demand for oat and malt barley products and the market share of sales of these products that will be achieved by SWP's subsidiaries; the impact of competition; environmental and reclamation costs; the ability to obtain and maintain existing financing on acceptable terms; and currency, exchange and interest rates.

SWP is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements contained in the Circular, the First Variation, this Notice of Extension and Variation and the documents incorporated by reference, whether as a result of new information, future events or otherwise, except as required by applicable law.

**TABLE OF CONTENTS**

estimated offering expenses) and the application of net proceeds of the Private Placement and the Public Offering to, as well as the successful completion of, the Offers:

| | As at January 31, 2007 | As at January 31, 2007 after giving effect to the Private Placement and the Public Offering(1)(3) | As at January 31, 2007 after giving effect to the Private Placement, the Public Offering and the Offers(2)(3) |
|---|---|---|---|
| | | (unaudited, in thousands) | |
| Bank indebtedness | $ 1,560 | $ 1,560 | $ 332,578 |
| Short-term borrowings | 55,536 | 55,536 | 55,536 |
| Members' demand loans | 18,760 | 18,760 | 39,938 |
| Long-term debt due within one year | 3,171 | 3,171 | 336,930 |
| Long-term debt | 103,832 | 103,832 | 155,796 |
| Total debt | 182,859 | 182,859 | 920,778 |
| Shareholders' Equity | | | |
| Share capital(4) | 502,760 | 742,848 | 1,235,457 |
| Contributed surplus | 316 | 316 | 316 |
| Retained earnings (deficit) | (37,981) | (43,046) | (46,046) |
| Total Shareholders' Equity | 465,095 | 700,118 | 1,189,727 |
| Total Capitalization | $647,954 | $882,977 | $2,110,505 |

1. Reflects estimated net proceeds of $122,633,997 and $109,888,640 for the Private Placement and the Public Offering, respectively, based on the issuance of 15,753,086 Private Placement Subscription Receipts and 14,202,500 Offered Subscription Receipts (including the exercise of the over-allotment option) for gross proceeds of $125,047,997 and $115,040,250, respectively, less the respective Underwriters' fees of $1,914,000 and $4,601,610 and the expenses of the Private Placement and the Public Offering of $500,000 and $550,000, respectively. The net proceeds of the Private Placement and the Public Offering will be used to pay the cash portion of the purchase price of the Common Share Offer as well as expenses incurred by SWP in connection with the Offers and for general corporate purposes. The gross proceeds will be held in escrow until the initial take-up by SWP of any AU Common Shares under the Common Share Offer. In the event that (i) SWP does not take-up AU Common Shares under the Common Share Offer at or before 5:00 p.m. (Toronto time) on April 30, 2007, or (ii) the Common Share Offer is terminated or SWP has otherwise publicly announced that it does not intend to proceed with the Common Share Offer, the Escrow Agent will return to holders of Private Placement Subscription Receipts and Offered Subscription Receipts the gross proceeds of the Private Placement and the Public Offering together with their pro rata share of the interest (if any) earned by the Escrow Agent on such proceeds.
2. Reflects completion of the proposed acquisition of all of the AU Common Shares and the AU Series A Preferred Shares and the resulting issuance of approximately 60,074,326 SWP Shares pursuant to the Offers (including the issuance of SWP Shares issued upon the exercise of certain outstanding Agricore options).
3. Assumes that the 15,753,086 Private Placement Subscription Receipts and 14,202,500 Offered Subscription Receipts (including the exercise of the over-allotment option) issued are exchanged into 29,955,586 SWP Shares.
4. An unlimited number of SWP Shares are authorized for issuance. At January 31, 2007 there were 90,250,764 SWP Shares issued and outstanding on an actual basis and approximately 180,280,676 SWP Shares issued and outstanding on a pro forma basis (as adjusted for (i) the successful completion of the Offers resulting in the issuance of 59,228,510 SWP Shares, (ii) 845,816 SWP Shares issued upon the assumed exercise of certain outstanding Agricore options, and (iii) the 29,955,586 SWP Shares issuable upon exchange of the 15,753,086 Private Placement Subscription Receipts and 14,202,500 Offered Subscription Receipts (including the exercise of the over-allotment option) issued pursuant to the Private Placement and the Public Offering, respectively).

## 4. Withdrawal of Deposited Shares

Except as otherwise provided in Section 8 of the Original Offers, "Withdrawal of Deposited Securities", all deposits of AU Shares pursuant to the Offers are irrevocable.

## 5. Replacement Letters of Transmittal and Replacement Notices of Guaranteed Delivery

Shareholders who have not already done so, but who now wish to accept an Offer should properly complete and execute the replacement Letter of Transmittal (printed on blue paper for AU Common Shares and green paper for AU Series A Preferred Shares) that accompanied the First Variation or a manually signed facsimile thereof and deposit it, together with the certificates representing their AU Shares in accordance with the rules and instructions in such replacement Letter of Transmittal. Alternatively, Shareholders may follow the procedure for guaranteed delivery described in Section 3 of the Original Offers, "Manner of Acceptance — Procedure for Guaranteed Delivery" using the replacement Notice of Guaranteed Delivery (printed on grey paper for AU Common Shares and pink paper for

AU Series A Preferred Shares) that accompanied the First Variation. The replacement Letters of Transmittal and the Replacement Notices of Guaranteed Delivery, as the case may be, shall be deemed to be amended to reflect the terms and conditions of the Offers as amended and supplemented by the First Variation and this Notice of Extension and Variation. If your AU Shares are held in an account with an investment dealer, stockbroker, bank, trust company or other nominee you should contact your representative if you wish to accept an Offer.

The Circular was accompanied by original Letters of Transmittal (printed on blue paper for AU Common Shares and green paper for AU Series A Preferred Shares) and original Notices of Guaranteed Delivery (printed on grey paper for AU Common Shares and pink paper for AU Series A Preferred Shares) to accept the Offers. Shareholders may continue to use the original Letters of Transmittal or the original Notices of Guaranteed Delivery to accept the Offers, in which case such Letters of Transmittal or such Notices of Guaranteed Delivery, as the case may be, shall be deemed to be amended to reflect the terms and conditions of the replacement Letters of Transmittal and replacement Notices of Guaranteed Delivery (that accompanied the First Variation) and of the Offers as amended and supplemented by the First Variation and this Notice of Extension and Variation.

**Common Shareholders who have validly deposited (and not withdrawn) their AU Common Shares using the replacement Letter of Transmittal (printed on blue paper) and, if applicable, the replacement Notice of Guaranteed Delivery (printed on grey paper) that accompanied the First Variation need take no further action to accept the Common Share Offer.**

**Preferred Shareholders who have validly deposited (and not withdrawn) their AU Series A Preferred Shares need take no further action to accept the Preferred Share Offer.**

**Any Common Shareholder who (i) deposits AU Common Shares using the original Letter of Transmittal and, if applicable, the original Notice of Guaranteed Delivery that accompanied the Circular, (ii) does not complete the appropriate replacement Letter of Transmittal and, if applicable, the replacement Notice of Guaranteed Delivery, electing a Consideration Alternative, or (iii) does not properly elect a Consideration Alternative in the replacement Letter of Transmittal and, if applicable, the replacement Notice of Guaranteed Delivery, with respect to any AU Common Shares deposited by such Common Shareholder pursuant to the Common Share Offer will be deemed to have elected the Share Alternative. Such Common Shareholders will also be deemed to have requested to receive a tax election package. See Section 18 of the Circular, as amended and varied, "Canadian Federal Income Tax Considerations".**

**Common Shareholders who (i) have validly deposited and not withdrawn their AU Common Shares using the original Letter of Transmittal (printed on blue paper) and, if applicable, the original Notice of Guaranteed Delivery (printed on grey paper) that accompanied the Circular and (ii) wish to elect the Share Alternative, need take no further action to accept the Common Share Offer. Such Common Shareholders will be deemed to have requested to receive a tax election package (which can be used by them in the event that they receive a combination of cash and SWP Shares as a result of pro ration, and they wish to and are eligible to enter into a joint election with SWP to obtain a full or partial tax deferral as discussed in Section 18 of the Circular, as amended and varied, "Canadian Federal Income Tax Considerations"). Common Shareholders who (i) have validly deposited and not withdrawn their AU Common Shares using the original Letter of Transmittal (printed on blue paper) and, if applicable, the original Notice of Guaranteed Delivery (printed on grey paper) and (ii) wish to elect a Consideration Alternative other than the Share Alternative must withdraw their AU Common Shares by following the procedures set forth in Section 8 of the Original Offers, "Withdrawal of Deposited Securities" and redeposit their AU Common Shares following the procedures set out herein and in Section 3 of the Original Offers, "Manner of Acceptance".**

**U.S. Common Shareholders that wish to use the original Letter of Transmittal should indicate in Block E whether they are a "non-qualified party" (as defined herein). Any U.S. Common Shareholder who deposits AU Common Shares using an original Letter of Transmittal or a replacement Letter of Transmittal that does not indicate whether such U.S. Common Shareholder is a "non-qualified party" will be deemed to have certified that such U.S. Common Shareholder is not a "non-qualified party". See "Notice to Shareholders in the United States".**

## 6. Take Up and Payment for Deposited AU Shares

Upon the terms and subject to the conditions of the Offers, SWP will take up and pay for AU Shares validly deposited to the Offers and not withdrawn as set forth in Section 7 of the Original Offers, ''Payment for Deposited Securities''.

## 7. Amendments to Original Offers

The Original Offers are amended to the extent necessary to reflect the amendments contemplated by, and the information contained in, this Notice of Extension and Variation.

## 8. Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides shareholders of Agricore with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to such shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

## CONSENT OF DELOITTE & TOUCHE LLP

We have read the Notice of Extension and Variation of Saskatchewan Wheat Pool Inc. (the "**Company**") dated March 7, 2007 to purchase all of the issued and outstanding limited voting common shares and Series A convertible preferred shares of United Grain Growers Limited, carrying on business as Agricore United. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Notice of Extension and Variation of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at July 31, 2006 and 2005 and the consolidated statements of earnings and retained earnings (deficit) and cash flows for each of the years in the two-year period ended July 31, 2006. Our report is dated October 4, 2006.

(Signed) DELOITTE & TOUCHE LLP
Chartered Accountants

Regina, Saskatchewan
March 7, 2007

## SASKATCHEWAN WHEAT POOL INC.

## PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

### For the year ended July 31, 2006
### (unaudited, Canadian $ in thousands)

| | SWP | 3 Months AU | 9 Months AU | AU | Reclassify | AU | Adjustments | Note ref. | Pro Forma Consolidated |
|---|---|---|---|---|---|---|---|---|---|
| **Sales and Other Operating Revenues** | $1,580,237 | $565,894 | $2,291,667 | $2,857,561 | $4,023 | $2,861,584 | $(233,119) | 2(h) | $4,208,702 |
| **Cost of Sales and Expenses** | | | | | | | | | |
| Cost of sales, operating and selling and administrative expenses | 1,497,770 | 561,690 | 2,166,853 | 2,728,543 | | 2,728,543 | (233,119) | 2(h) | 3,992,896 |
| | | | | | | | (298) | 2(j) | |
| Amortization | 27,727 | 15,033 | 42,724 | 57,757 | | 57,757 | | | 85,484 |
| Provision for pension settlement | 15,000 | — | — | — | | — | | | 15,000 |
| | 1,540,497 | 576,723 | 2,209,577 | 2,786,300 | — | 2,786,300 | (233,417) | | 4,093,380 |
| **Earnings before the undernoted** | 39,740 | (10,829) | 82,090 | 71,261 | 4,023 | 75,284 | 298 | | 115,322 |
| Gain on disposal of assets | — | 1,052 | 733 | 1,785 | (1,785) | — | | | — |
| **Financing Expenses:** | | | | | | | | | |
| Interest and securitization expenses | 21,054 | 11,830 | 39,830 | 51,660 | 2,238 | 53,898 | (9,450) | 2(i) | 65,502 |
| Expenses associated with the redemption of the Senior Subordinated Notes | 11,209 | — | — | — | | — | | | 11,209 |
| **Earnings Before Corporate Taxes** | 7,477 | (21,607) | 42,993 | 21,386 | — | 21,386 | 9,748 | | 38,611 |
| Corporate tax expense (recovery) | 14,321 | (8,612) | 15,594 | 6,982 | | 6,982 | 3,123 | 2(i) | 24,524 |
| | | | | | | | 98 | 2(j) | |
| **Earnings From Continuing Operations** | (6,844) | (12,995) | 27,399 | 14,404 | — | 14,404 | 6,527 | | 14,087 |
| **Net Recoveries From Discontinued Operations** | 7,375 | — | — | — | | — | | | 7,375 |
| **Net Earnings (Loss)** | $ 531 | $(12,995) | $ 27,399 | $ 14,404 | $ — | $ 14,404 | $ 6,527 | | $ 21,462 |
| **Basic and Diluted Earnings (Loss) Per Share** | | | | | | | | | |
| **From Continuing Operations** | $ (0.08) | | | | | | | | $ 0.08 |
| **Net Earnings** | $ 0.01 | | | | | | | | $ 0.12 |
| **Number of shares outstanding** | 90,251 | | | | | | 90,030 | 2(a) | 180,281 |
| **Weighted average shares outstanding** | 84,343 | | | | | | 90,030 | 2(a) | 174,373 |

## SASKATCHEWAN WHEAT POOL INC.

## PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

### For the six months ended January 31, 2007
### (unaudited, Canadian $ in thousands)

| | SWP | 3 Months Ending Oct. 31 AU | 3 Months Ending Jan. 31 AU | AU | Reclassify | AU | Adjustments | Note ref. | Pro Forma Consolidated |
|---|---|---|---|---|---|---|---|---|---|
| **Sales and Other Operating Revenues** | $789,498 | $706,802 | $709,748 | $1,416,550 | $3,517 | $1,420,067 | $(86,471) | 2(h) | $2,123,094 |
| **Cost of Sales and Expenses** | | | | | | | | | |
| Cost of sales, operating and selling and administrative expenses | 760,320 | 690,980 | 701,399 | 1,392,379 | 2,825 | 1,395,204 | (86,471) | 2(h) | 2,068,763 |
| | | | | | | | (290) | 2(j) | |
| Amortization | 15,164 | 15,971 | 14,017 | 29,988 | | 29,988 | | | 45,152 |
| Provision for pension settlement | 5,000 | — | — | — | | — | | | 5,000 |
| | 780,484 | 706,951 | 715,416 | 1,422,367 | 2,825 | 1,425,192 | (86,761) | | 2,118,915 |
| **Earnings before the undernoted** | 9,014 | (149) | (5,668) | (5,817) | 692 | (5,125) | 290 | | 4,179 |
| Gain on disposal of assets | — | 1,678 | 504 | 2,182 | (2,182) | — | | | — |
| Loss on settlement of swap | — | (2,170) | — | (2,170) | 2,170 | — | | | — |
| Takeover bid response costs | — | — | (2,825) | (2,825) | 2,825 | — | | | — |
| **Financing Expenses:** | | | | | | | | | |
| Interest and securitization expenses | 5,807 | 12,983 | 14,563 | 27,546 | 1,335 | 31,051 | (3,951) | 2(i) | 32,907 |
| | | | | | 2,170 | | | | — |
| **Earnings Before Corporate Taxes** | 3,207 | (13,624) | (22,552) | (36,176) | — | (36,176) | 4,241 | | (28,728) |
| Corporate tax expense (recovery) | 406 | (6,790) | (7,636) | (14,426) | | (14,426) | 1,306 | 2(i) | (12,618) |
| | | | | | | | 96 | 2(j) | |
| **Earnings From Continuing Operations** | 2,801 | (6,834) | (14,916) | (21,750) | — | (21,750) | 2,839 | | (16,110) |
| **Net Recoveries From Discontinued Operations** | — | — | — | — | | — | | | — |
| **Net Earnings (Loss)** | $ 2,801 | $ (6,834) | $(14,916) | $ (21,750) | $ — | $ (21,750) | $ 2,839 | | $ (16,110) |
| **Basic and Diluted Earnings (Loss) Per Share** | | | | | | | | | |
| **From Continuing Operations** | $ 0.03 | | | | | | | | $ (0.09) |
| **Net Earnings** | $ 0.03 | | | | | | | | $ (0.09) |
| **Number of shares outstanding** | 90,251 | | | | | | 90,030 | 2(a) | 180,281 |
| **Weighted average shares outstanding** | 90,251 | | | | | | 90,030 | 2(a) | 180,281 |

# SASKATCHEWAN WHEAT POOL INC.

## NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
## (Unaudited, Canadian $ unless otherwise stated)

### 1. BASIS OF PRESENTATION

The unaudited pro forma consolidated financial statements (the "Statements") give effect to the proposed acquisition (the "Acquisition") by Saskatchewan Wheat Pool Inc. ("SWP") of all of the outstanding limited voting common shares (the "AU Common Shares") and all of the outstanding Series A convertible preferred shares (the "AU Series A Preferred Shares") of United Grain Growers Limited, carrying on business as Agricore United ("AU"), and the private placement and public offering of subscription receipts announced on January 25, 2007 and January 26, 2007 (including the exercise of the over-allotment option) as if they had occurred as at January 31, 2007 for the purposes of the pro forma consolidated balance sheet and as at August 1, 2005 for the purposes of the pro forma consolidated statement of earnings. The Statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

The unaudited pro forma consolidated balance sheet as at January 31, 2007 and the unaudited pro forma consolidated statement of earnings for the six months ended January 31, 2007 and for the year ended July 31, 2006 have been prepared using the following information:

a) unaudited interim consolidated financial statements of SWP as at and for the six months ended January 31, 2007;

b) audited consolidated financial statements of SWP as at and for the year ended July 31, 2006;

c) unaudited interim consolidated financial statements of AU as at and for the three months ended January 31, 2007;

d) unaudited interim consolidated financial statements of AU as at and for the three months ended October 31, 2006;

e) audited consolidated financial statements of AU as at and for the year ended October 31, 2006;

f) unaudited interim consolidated financial statements of AU as at and for the three months ended October 31, 2005;

g) unaudited interim consolidated financial statements of AU as at and for the nine months ended July 31, 2006; and

h) such other supplementary information as was considered necessary to reflect the Acquisition in the Statements.

The information relating to AU included in the Statements was taken from publicly available documents. Management did not have access to the detailed records of AU in preparing the Statements. As a result, the pro forma adjustments and Statements may differ from the financial statements that would have been compiled and presented if management had access to all pertinent information.

For the purposes of the Statements, the purchase method of accounting has been used for the Acquisition described above. Accordingly, the excess of the purchase price over the estimated fair value of the net assets acquired has been allocated to goodwill. The Statements do not include the anticipated financial benefits from such items as cost savings arising from the Acquisition nor do the Statements include the portion of the restructuring and integration costs to be incurred by SWP. Certain elements of the AU consolidated balance sheet, including AU's investments which are included with other long-term assets and AU's member demand loans which are included in bank indebtedness, have been reclassified to conform to the presentation used by SWP. Certain elements of the AU consolidated statement of earnings have been reclassified to conform to the presentation used by SWP including the Gain on disposal of assets and the Canadian Wheat Board carrying charge recovery, which have been reclassified to Sales and Other Operating Revenues, Takeover bid response costs, which have been reclassified to Cost of sales, operating and selling and administration expenses, and the Loss on settlement of swap which has been reclassified to Interest and securitization expenses.

The Statements are not intended to reflect the results of operations or the financial position that would have resulted had the Acquisition been effected on the dates indicated, or the results that may be obtained in the future. The Statements should be read in conjunction with the description of the Acquisition, the consolidated financial statements of SWP and AU referenced above, the short form prospectus of SWP dated January 31, 2007, the Circular of SWP dated November 24, 2006, the Notice of Extension and Variation of SWP dated January 31, 2007, and the Notice of Extension and Variation of SWP dated March 7, 2007.

### 2. ACQUISITION OF AGRICORE UNITED

a) SWP has offered to acquire (i) all of the outstanding AU Common Shares on the basis of, at the election of each common shareholder, $11.33 in cash per AU Common Share; or 1.3601 common shares of SWP ("SWP Shares") per AU Common Share; or any combination thereof subject to pro ration in each case, based on the maximum amount of cash and SWP Shares being offered (assuming full pro ration, the result would be $3.00 in cash, to a maximum of $180.8 million, and 1.00 SWP Share for each AU Common Share, to a maximum of 60.3 million SWP Shares) and (ii) all of the outstanding AU Series A Preferred Shares on the basis of $24.00 in cash per AU Series A Preferred Share, plus any accrued and unpaid dividends to the date the AU Series A Preferred Shares are taken up.

   Based on the assumptions described below, $26.8 million of cash will be paid to acquire the outstanding AU Series A Preferred Shares including accrued and unpaid dividends and 60.1 million SWP Shares will be issued, at an ascribed price of $8.20 per share, plus $180.2 million of cash will be paid to acquire the outstanding AU Common Shares, representing an aggregate value of $699.6 million, plus estimated transaction costs incurred by SWP of $13.7 million less interest earned on funds held in escrow of $1.4 million after income taxes of $0.7 million. To finance the cash portion of the offer to acquire AU Common Shares SWP has raised a total of $125.0 million of cash by issuing 15.75 million of subscription receipts, by way of private placement, and a total of $115.0 million of cash by issuing 14.20 million subscription receipts pursuant to a public offering. Proceeds not used in the cash portion of the offer to acquire

AU Common Shares will be used for expenses related to the offerings and for general corporate purposes. The Statements assume the following:

(i) the total number of outstanding AU Common Shares is 60.1 million, including 0.8 million "in-the-money" stock options which would be exercised for proceeds of $7.4 million, as at January 31, 2007. All of these AU Common Shares will be acquired by SWP under the terms of SWP's offer to purchase AU Common Shares dated November 24, 2006, the Notice of Extension and Variation of SWP dated January 31, 2007, and the Notice of Extension and Variation of SWP dated March 7, 2007;

(ii) for purposes of calculating the purchase consideration used in the Statements, the price of SWP Shares to be issued is assumed to be $8.20, which represents the closing price of SWP Shares on the Toronto Stock Exchange on March 2, 2007 prior to the press release on March 7, 2007 announcing the Notice of Extension and Variation of SWP dated March 7, 2007. The actual ascribed price of the SWP Shares to be issued will be based on the actual measurement date of the Acquisition; and

(iii) SWP has raised $125.0 million of cash by issuing 15.75 million subscription receipts by way of private placement at a price per receipt of $7.938, each receipt entitling the holder, on the exchange thereof, to receive one SWP Share upon the initial take-up by SWP, at or before April 30, 2007, of AU Common Shares pursuant to the Acquisition. In addition, SWP has raised $115.0 million of cash by issuing 14.20 million subscription receipts pursuant to a public offering, including the exercise of the Underwriters' over-allotment option granted in connection with the public offering, at a price per receipt of $8.10, each receipt entitling the holder, on the exchange thereof, to receive one SWP Share upon the initial take-up by SWP, at or before April 30, 2007, of AU Common Shares pursuant to the Acquisition.

b) For the purposes of the Statements, the Acquisition is accounted for using the purchase method of accounting.

| | (Canadian $ in millions) |
|---|---|
| Total purchase consideration | |
| Purchase price | |
| Cash for AU Series A Preferred Shares | $ 26.8 |
| Cash for AU Common Shares | 180.2 |
| SWP Shares | 492.6 |
| | 699.6 |
| Estimated transaction costs — Note 2(c) | 13.7 |
| Interest on funds held in escrow, net of income taxes — Note 2(a) | (1.4) |
| | 711.9 |
| Net balance sheet assets acquired | |
| Carrying value of AU's net balance sheet assets prior to the Acquisition | 591.5 |
| Proceeds on conversion of "in-the-money" stock options | 7.4 |
| Estimated fair value adjustments, net of income taxes | (72.4) |
| Estimated fair value of net balance sheet assets acquired | 526.5 |
| Previously unrecognized SWP future tax assets | 33.3 |
| Less restructuring/integration costs, net of income taxes — Note 2(c) | (59.3) |
| | 500.5 |
| Goodwill | $211.4 |

The purchase price is allocated to balance sheet assets (including identifiable intangible assets arising from the Acquisition) and liabilities acquired based on their estimated fair value. Certain fair value adjustments to the AU balance sheet in connection with the Acquisition are described in Note 2(b)(i) to (v). The excess of the total purchase consideration over the estimated fair value of the net assets acquired, together with the capitalized costs, is allocated to goodwill.

The estimated fair market value of AU's assets and liabilities was based on publicly available information. The actual adjustments will depend on a number of factors, including differences in accounting policies and practices, the measurement date of the Acquisition and changes in the market value of net balance sheet assets and operating results of AU between January 31, 2007 and the acquisition date. SWP expects to make such adjustments at the closing of the Acquisition. Such adjustments will affect the value of assets, liabilities or goodwill and any such adjustments may be material. The following fair market value adjustments have been made:

(i) Fair valuation of assets includes the elimination of AU's existing goodwill of $33.9 million.

(ii) As part of the fair value adjustments, AU's other long-term assets having a carrying value of $14.4 million have been reduced by $4.2 million. This reduction represents the deficit amount in one of AU's defined benefit pension plans.

(iii) As part of the fair value adjustments, AU's other long-term assets having a carrying value of $8.7 million have been reduced by $8.7 million. This reduction represents deferred system, varietal and product development costs as well as deferred risk and insurance costs.

(iv) As part of the fair value adjustments, AU's other long-term assets having a carrying value of $8.9 million have been reduced by $8.9 million. This reduction represents deferred financing costs.

(v) As part of the fair value adjustments, AU's long-term debt related to Cascadia Series B Notes having a carrying value of $42.5 million has been increased by $2.7 million. In addition, given the anticipated calling of the debt and treatment of the debt as current, the fair value of AU's long-term debt related to Term and Series A and B Notes, having a carrying value of $142.3 million, has been increased by $33.0 million related to change of control penalties. As a result of these change of control provisions which provide the lender with the right to declare any amounts outstanding to be immediately due and payable, a total of $314.0 million of long-term debt, including the Term and Series A and B Notes, has been reclassified to long-term debt due within one year.

c) As a result of the Acquisition, AU will incur estimated costs of $59.3 million after income taxes of $29.2 million. These costs will be included as part of the total acquisition costs. The estimated transaction costs of $13.7 million incurred by SWP are included in the purchase consideration — see Notes 2(a) and 2(b). As of January 31, 2007 a total of $2.9 million in transaction costs have been incurred.

   Estimated transition costs to be incurred by SWP are $16.5 million after income taxes of $8.2 million. These costs will be recorded as an expense in the consolidated statement of earnings of SWP or capitalized and amortized following the completion of the Acquisition. The impact of this charge, as well as any financing costs which may occur upon refinancing of AU debt, are excluded from the pro forma consolidated statement of earnings.

d) The 1.1 million AU Series A Preferred Shares will be purchased at the callable value of $24 per share for total cash consideration of $26.8 million including any accrued and unpaid dividends.

e) The AU Common Shares, shareholders' retained earnings, contributed surplus and accumulated other comprehensive income have been eliminated to reflect the effect of the Acquisition. Dividends payable to former AU common shareholders have been reclassified to Accounts payable and accrued liabilities.

f) As a result of the Acquisition, SWP will incur estimated costs of $3.0 million related to the costs of qualifying and issuing SWP Shares in exchange for AU Common Shares. In addition, SWP will incur estimated costs of $5.1 million after income taxes of $2.5 million related to the funds raised through a private placement and public offering of subscription receipts, including the exercise of the Underwriters' over-allotment option granted in connection with the public offering. These costs will be recorded as a charge to retained earnings in accordance with SWP's accounting policy. As of January 31, 2007 a total of $3.0 million in share issuance costs have been incurred.

g) As a result of the Acquisition, it is more likely than not that SWP will be able to realize $33.3 million of its own pre-existing future tax assets that had previously been subject to a valuation allowance.

The pro forma consolidated statement of earnings for the six months ended January 31, 2007 and for the year ended July 31, 2006 incorporates the following adjustments:

h) The elimination of inter-company revenue related to an investment in Western Co-operative Fertilizer Limited ("WCFL"), such that the remaining revenue on SWP's consolidated statement of earnings from WCFL would be the non-member business.

i) The elimination of interest on AU's convertible debentures and the related income tax expense if the Acquisition had occurred as at August 1, 2005.

j) The elimination of stock-based compensation expense and the related income tax expense if the Acquisition had occurred as at August 1, 2005.

## 3. EARNINGS PER SHARE

Pro forma basic earnings per SWP Share for the six months ended January 31, 2007 and for the year ended July 31, 2006 have been calculated based on the estimated weighted average number of SWP Shares on a pro forma basis, as described below:

a) The weighted average number of SWP Shares outstanding is 90.3 million for the six months ended January 31, 2007 and 84.3 million for the year ended July 31, 2006.

b) The pro forma weighted average number of SWP Shares outstanding after giving effect to the Acquisition is 180.3 million for the six months ended January 31, 2007 and 174.4 million for the year ended July 31, 2006. The weighted average number of SWP Shares outstanding reflects the issuance of the 90.0 million SWP Shares as described in Note 2(a).

**THE DEPOSITARY FOR THE OFFERS IS:**

**COMPUTERSHARE INVESTOR SERVICES INC.**

***By Mail***

**COMPUTERSHARE INVESTOR SERVICES INC.**
**P.O. Box 7021**
**31 Adelaide Street East**
**Toronto, Ontario M5C 3H2**
**Attention: Corporate Actions**

***By Registered Mail, by Hand or by Courier***

***Toronto:***

**COMPUTERSHARE INVESTOR SERVICES INC.**
**100 University Avenue**
**9th Floor**
**Toronto, Ontario M5J 2Y1**
**Attention: Corporate Actions**

***Calgary:***

**COMPUTERSHARE INVESTOR SERVICES INC.**
**530 – 8th Avenue S.W.**
**Suite 600**
**Calgary, Alberta T2P 3S8**
**Attention: Corporate Actions**

**Toll Free: 1-888-344-2793 (North America)**
**E-mail: corporateactions@computershare.com**

**THE INFORMATION AGENT FOR THE OFFERS IS:**

**KINGSDALE**
**SHAREHOLDER SERVICES INC.**

The Exchange Tower
Suite 2950, Box 361
130 King Street West
Toronto, Ontario M5X 1E2

Toll Free: 1-866-301-3454 (North America)
Email: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Banks and Brokers Call Collect: 416-867-2272

**THE DEALER MANAGER FOR THE OFFERS IS:**

**GENUITY CAPITAL MARKETS**

P.O. Box 1007
Suite 4900
40 King Street West
Toronto, Ontario M5H 3Y2
Phone: (416) 687-5404
Fax: (416) 687-5338

Any questions and requests for assistance may be directed by Shareholders of Agricore to the Depositary, the Dealer Manager or the Information Agent at the telephone numbers and locations set out above.

END